Room 4561

June 1, 2007

Mr. Craig Dynes
Chief Financial Officer and
Senior Vice President
Pegasystems Inc.
101 Main Street
Cambridge, MA 02142

> **Re:** **Pegasystems Inc.**
> **Form 10-K/A for the Fiscal Year Ended December 31, 2005**
> **Filed April 25, 2007**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Filed May 3, 2007**
> **File No. 001-11859**

Dear Mr. Dynes:

We have reviewed the above referenced filings and have the following comments. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K/A for the Fiscal Year Ended December 31, 2005

Item 6. Selected Consolidated Financial Data, page 17

1. We note that you have disclosed restated selected financial data for the periods ended December 31, 2001 and 2002. Please tell us what consideration you gave to amending your Form 10-K for the fiscal year ended December 31, 2002 as a

result of the errors identified in these years and explain how you concluded that amendment was not necessary.

2. We note the disclosure provided in Note 8 to your financial statements regarding the nature and impact of the restatements for the years ended 2005, 2004 and 2003. Explain to us how you considered providing corresponding disclosure for the years ended 2002 and 2001 in a footnote to your presentation of selected financial data.

Financial Statements

Note 8. Restatement, page 58

3. Please tell us more about the errors identified in your accounting for time and material service contracts. Describe for us, in reasonable detail, your accounting before and after the restatement. Also, explain your basis for concluding that your prior accounting was incorrect and that your current accounting is appropriate. As part of your response, please tell us how you concluded that these errors began in the fourth quarter of 2004.

4. We note that your current disclosure aggregates the impact of the errors related to the fixed price service contracts and time and material service contracts. Please tell us what consideration you gave to providing disclosure which separately quantifies the impact of correcting the accounting for each of these contract types. It appears that the errors related to fixed price service contracts and time and material contracts represent separate errors that would require separate quantification. See SFAS 154, par. 26.

5. Please describe how the restatement impacted your income tax provision (benefit) for the restated periods. In this regard, please explain why the impact on income taxes in 2003 and 2004 was so significant relative to the impact on pre-tax income. As part of your response, please tell us whether there was a change in your accounting for income taxes or whether you recorded any adjustments to your income tax provision (benefit) that did not relate to the restatement.

Form 10-K for the Fiscal Year Ended December 31, 2006

Item 9A. Controls and Procedures, page 60

6. Your disclosures indicate that due to the material weaknesses identified you recorded material post-closing adjustments to your financial statements for the fiscal year ended December 31, 2006. Please explain to us the nature and the amounts of these post-closing adjustments and tell us whether these adjustments had any impact on previously filed financial statements. Further, confirm to us

that the errors discovered related only to the periods in which the adjustments were made.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

You may contact Christine Davis, Staff Accountant, at (202) 551-3408, Marc Thomas, Senior Staff Accountant at (202) 551-3452 or me at (202) 551-3489 if you have questions regarding these comments.

Sincerely,

Brad Skinner
Accounting Branch Chief